Exhibit 99.1

GENTOR RESOURCES INC.

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario, M5X 1E3

Canada

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of shareholders of Gentor Resources Inc. (the "Company") will be held at the offices of Norton Rose Canada llp, Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto, Ontario, Canada on Thursday, the 27th day of June, 2013 at the hour of 10:30 in the forenoon (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2012, together with the auditors' report thereon;

(2)	To elect directors of the Company;

(3)	To reappoint Deloitte llp, Independent Registered Chartered Accountants and Licensed Public Accountants, as the auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company; and

(4)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Company (the "Circular") accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Company, each shareholder of the Company entitled to notice of the Meeting and the auditors of the Company.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Company c/o Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada.

DATED the 29th day of May, 2013.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

NOTE:	The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 25th day of June, 2013 before which time the instrument of proxy to be used at the Meeting must be deposited with the Company c/o Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.